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SECURITI 05038729 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50307

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FAS Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4747 West 135th Street, Suite 100
(No. and Street)

Leawood, KS 66224
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Meier (913) 239-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larry D. Sowers, CPA, PA
(Name – *if individual, state last, first, middle name*)

4747 West 135th Street, Suite 200, Leawood, KS 66224
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAR 01 2005
WASH. D.C. 179 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John A. Meier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAS Corp, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Kansas
County of Johnson

Jo Ellen Tierney
Notary Public

NOTARY PUBLIC
Jo Ellen Tierney
Exp. Date 11-18-2005
STATE OF KANSAS

J. A. Meier
Signature

Executive Vice President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LARRY D. SOWERS, CPA, PA

CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors and Stockholders of FAS Corp.
Leawood, Kansas

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of FAS Corp. (a Kansas corporation) as of December 31, 2004, and the related statements of income, retained earnings, cash flows and statement of changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FAS Corp., as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

L D Sowers, CPA, PA

Leawood, Kansas

February 28, 2005

4747 WEST 135TH, SUITE 200 • LEAWOOD, KANSAS 66224 • (913) 239-2390 • FAX (913) 239-2399

FAS CORP.
BALANCE SHEET
DECEMBER 31, 2004

ASSETS

Current Assets:	
Cash and cash equivalents (Note 1)	$ 29,973
Concessions receivable(Note 1)	25,885
Due from related entities(Note 1)	3,605
Total Current Assets	59,463
Other Assets:	
Organization expense, net of accumulated amortization of $6,247 and $6,247, respectively (Note 1)	0
Total Other Assets	0
Total Assets	$ 59,463

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Commissions payable	$ 6,915
Total Current Liabilities	6,915
Stockholders' Equity:	
Common stock, $1 par value, 100,000 shares authorized, 10,000 shares issued and outstanding	10,000
Retained earnings	42,548
Total Stockholders' Equity	52,548
Total Liabilities and Stockholders' Equity	$ 59,463

See accountant's audit report.
The accompanying notes are an integral part
of these financial statements.

FAS CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:	
Concessions income	$ 1,917,469
Total Revenues	1,917,469
Operating Expenses:	
Bank service charge	15
Commission expense	976,752
Continuing education	410
Insurance	8,637
License and permits	583
Overhead reimbursement	118,300
Professional fees	2,770
Brokers fees	14,790
Taxes	110
Total Operating Expenses	1,122,367
Income from operations	795,102
Other Income:	
Interest income	133
Total Other Income	133
Net income	$ 795,235

See accountant's audit report.
The accompanying notes are an integral part
of these financial statements.

FAS CORP.
STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2004

Balance, January 1, 2004	$ 10,313
Net income for the year	795,235
Non-dividend distribution	(763,000)
Balance, December 31, 2004	$ 42,548

See accountant's audit report.
The accompanying notes are an integral part
of these financial statements.

FAS CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows from Operating Activities:		
Net income		$ 795,235
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in concessions receivable	$ (17,605)	
Increase in due from related party	(3,605)	
Increase in commissions payable	1,739	
Net cash used by operating activities		(19,471)
Cash Flows from Financing Activities:		
Dividend distributions paid to parent company	(763,000)	
Net cash used by financing activities		(763,000)
Net decrease in cash		12,764
Cash and cash equivalents, beginning of year		17,209
Cash and cash equivalents, end of year		$ 29,973

See accountant's audit report.
The accompanying notes are an integral part
of these financial statements.

FAS CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

Balance at January 1, 2004	$ 20,313
Net income	795,235
Deductions, including non-conforming capital and non-dividend distributions	(763,000)
Balance at December 31, 2004	$ 52,548

See accountant's audit report.
The accompanying notes are an integral part
of these financial statements.

FAS CORP.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004

Note 1 - Summary of significant accounting policies

Nature of business
FAS Corp. was formed in June, 1997. FAS Corp. is a limited activity broker/dealer registered with the Securities & Exchange Commission and a member of NASD. The Company deals exclusively in shares of investment companies and sales of variable life and variable annuity contracts.

Cash and cash equivalents
For purposes of reporting cash flows, the Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and certificates of deposits with original maturities of 90 days or less to be cash or cash equivalents. At December 31, 2004, no cash deposits exceed federally insured limits.

Concessions receivable
Management believes that all concessions receivable as of December 31, 2004, were fully collectible. Therefore, no allowance for doubtful accounts was recorded.

Other assets/Amortization
Amortizable assets are recorded at cost. Amortization is calculated by the straight-line method over the useful lives of the assets. Total amortization for the year ended December 31, 2004, was $0.

Income taxes
The Company, with the consent of its shareholders, has elected to be taxed under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state income taxes has been included in these financial statements.

Concentrations of credit risk
Concentrations of credit risk with respect to concessions receivable are limited since the credit worthiness of the concession payors as determined by AM Best Company ratings are A+ and higher.

FAS CORP.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004

Related party transactions
Related party transactions are an unsecured demand note due from related entities to the Company. The interest rate was 0% at December 31, 2004 and the balance was $3,605 at December 31, 2004. The funds were incidentally deposited into the related parties deposit accounts. Repayments from the related parties has taken place as of the audit report date.

Note 2 - Net capital and required net capital
Net capital and required net capital as required by the computation in accordance with Rule 15c3-1 is as follows.

Computation of Net Capital

Total ownership equity qualified for net capital	$ 52,548
Less: Total non-allowable assets	29,490
Net capital	$ 23,058

Computation of Basic Net Capital Requirements

Minimum net capital required	$ -0-
Minimum dollar requirement	5,000
Net capital requirement	5,000
Excess net capital	18,058
Excess net capital at 100%	$ 23,058

See accountant's audit report.

Supplemental Report

FAS CORP.
STATEMENT OF NO MATERIAL INADEQUACIES
DECEMBER 31, 2004

Our audit disclosed that no material inadequacies now exist or existed since the date of the previous audit.

See accountant's audit report.

ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

In planning and performing our audit of the financial statements and supplemental schedules of FAS Corporation ("Company), for the period ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of FAS Corporation to achieve all the divisions and duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Leawood, Kansas
February 28, 2005